Filed by Trump Media & Technology Group Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Trump Media & Technology Group Corp.
Commission File No.: 001-40779
Date: December 18, 2025

On December 18, 2025, Trump Media & Technology Group Corp. made the following communications available on the social media platforms identified below.

Truth Social:

https://truthsocial.com/@truthsocial/posts/115740353552762086

https://truthsocial.com/@truthsocial/posts/115740502878805245

https://truthsocial.com/@truthsocial/posts/115740509873386708

https://truthsocial.com/@DevinNunes/posts/115740380099607764

https://truthsocial.com/@DevinNunes/posts/115740503934870037

https://truthsocial.com/@truthsocial/posts/115741157759699993

https://truthsocial.com/@DevinNunes/posts/115741136355513693

https://truthsocial.com/@truthsocial/posts/115741581794024481

https://truthsocial.com/@DevinNunes/posts/115741744312308434

https://truthsocial.com/@DevinNunes/posts/115742909988739537

On December 18, 2025, Devin Nunes, CEO of TMTG, completed an interview with Maria Bartiromo of Fox News. The transcript is copied below.

Maria Bartiromo: Trump Media & Technology Group, breaking news this morning announcing a merger with TAE Technologies, a $6 billion deal, that the company says will blaze the path toward U.S. dominance in AI. It is seeking out a location to bring construction on the world's first utility scale, fusion power plant, subject to required approvals. The move creates one of the first publicly traded fusion companies. Trump Media & Technology Group rising this morning, take a look at the stock. It is up 24% right now—had been up better than 30% earlier in the morning when the news first broke. Joining me right now is the CEO of Trump Media & Technology Group, Devin Nunes. Devin, great to see you. Thank you so much for being here.

Devin Nunes: Great to be with you this morning, Maria.

Maria Bartiromo: Thank you. Well, congratulations on this big deal. You've got to explain this to me. I don't understand why a technology company is merging with a nuclear fusion company.

Devin Nunes: Well, technology is all about energy, Maria. You talk about it every day on your show. It's the biggest vulnerability we have right now in this country. As you know, Truth Social was first started because not because the President needed a new company, but because people were being banned by the internet. We built the technology to solve that problem and save free speech.  Now we've been looking at, what's the biggest issue at the highest level? What do we have to solve for? We have all these data centers coming in. We have AI coming in. And right at the center of that, what all of that needs to operate is energy. We need this country to be energy independent. We need to bring prices down, and if we want to bring industry back and be the capital and the hub for data centers, we're going to have to get nuclear fusion to work. Now, look, for 20 years, we bought solar panels and windmills from China. Those policies failed. What the Trump administration is trying to do is actually do real energy, whether it's oil, gas, all the above but including nuclear. And what we've been out doing is we've looked, we've scoured the world, and the globe, to find the best scientists, the top people, the best company. And we want to do nuclear fusion, because nuclear fusion, although it was discovered some 75 years ago, nuclear fusion is really the holy grail. The science is there, and the good thing about the company that we're merging with is these have the very best people we have in America. 1,600 patents, 400 scientists, a bunch of award-winning scientists and they are ready to build. They've been working on this project for 25 years with private funding. The Chuck Schwab family was one of the original investors, other investors like Google and others have put money into this company. They were looking to go public, and what we did is we said, look, we're technology, you're a technology company. Let's build the synergies together and let's go out and build the world's first nuclear fusion project. And this project, Maria, is ready to go. That's what they really lack. They've done all the science, they built five models of it, and now it's ready to be built. And that's the key. We have to start doing something in this country that matters, and that's what Trump Media is all about so we've looked for the crown jewel, we found the crown jewel, we built up a tremendous balance sheet over the last year and a half since we went public. And now this is a company with Schwab and others, that we can merge this together and get out and build the world's first nuclear fusion plant, which we're going to need. The country's going to run out of energy if we don't do something.

Maria Bartiromo: Are you expecting Trump Media & Technology to rely on nuclear energy and be independent in terms of using now your own energy from nuclear fusion?

Devin Nunes: Well, when you really look at this, the size and scope of these plants, so the initial plant will be 50 megawatt, and a lot of people are talking about these smaller plants, but the technology that we're looking at, that we've invested in, is actually, we’ll build power plants that are at scale, at size. So anywhere from 350 to 500 megawatts. And not only that, Maria, you can put nuclear power if done correctly. Now, remember, in the past of the big nuclear power plants, the costs ran out of control, spiraled out of control. Nuclear fusion has always been there. It really is the Holy Grail. It's like the sun. But we haven't been able to harness that yet. It just hasn't, the technology, the science, but that's the difference between TAE and all the other nuclear companies out there around the world. This is the one that won't rely on rare earth elements, won't have to rely on a bunch of magnets, and it's the only company that's actually built something. That's what we were most impressed with was not just all the scientists and all the engineers that had worked with private funding—all private funding, I must say. And now what they're looking to do is they need a way to get in and access the public markets. We provide that opportunity for them to access the public markets and I would just encourage everyone to actually look at this company. I think when you look around the country, look around the world, this is the world's premier nuclear fusion company without question. And when we talk at Trump Media & Technology Group, what do we want to do? We want to acquire crown jewel assets. This is a crown jewel asset that could change the world.

Now, upon closing, shareholders of each company will own approximately 50% of the combined company on a fully diluted equity basis, you're gonna be co CEO, co CEOs never work, Devin.

Devin Nunes: Well, that's not true. I think Oracle would work pretty well for a long time.

Maria Bartiromo: Okay, well, Oracle then.

Devin Nunes: Yeah, so this is the perfect setup for it. Dr. Binderbauer, who's really the genius behind all of this, he will stay running and working with all the scientists. I will stay with all the Truth Social assets, and then we will help out where we can. Obviously, this is going to need, we're gonna have to pick a site. We're gonna have to pick a state. We're going to have to work with state and local governments. I also feel like there is a place, a role for our national defense in this. I mean, this is one of the things that, you know, I think we've fallen behind as a country, because we focus too much on windmills. We haven't done enough in nuclear. You see the Trump administration now really trying to get us focused back on that. And so, you know, it's important, I think, so we'll be able to play an important role in helping getting this cited. And remember, we're going to find the site, pick the state, and get the construction underway in 2026.  Nobody else can really say that.

Maria Bartiromo: So is fair to say that the priority at Trump Media & Technology now will be energy, not social media?

Devin Nunes: Well, no, everything is important, but we’ve solved social media, right? I mean, we built the streaming platform, the social media platform, it's global, it works, we don't go down. It's amazing technology. And what this really is, Maria, is a secondary company. And look, it doesn't, like, right now, I mean, look, it's a major project that has to be undertaken. The good thing is, is that we have the capital to go build this first reactor so this isn't like something that we're gonna go beg the government for money, or we're gonna go out and do additional PIPEs. We have enough capital right now to build this project over the next few years. That's what we really did. We set this company up for success with a big balance sheet and now we're ready to go do something big. And there is nothing bigger at the highest level in this country right now, nothing more important than fixing the energy crisis. I mean, you hear it every day on your show.

Maria Bartiromo: For sure, for sure. We're gonna be following this as you continue putting these two companies together.

https://truthsocial.com/@DevinNunes/posts/115742693468231478

https://truthsocial.com/@truthsocial/posts/115743019383301694

On December 18, 2025, Devin Nunes, CEO of TMTG, completed an interview with Chris Salcedo of Newsmax. The transcript is copied below:

Chris Salcedo: I want to go to your big announcement. I want to go to the next question because I think this is going to be a game changer. Trump Media and Technology Group, the organization you run, it's the home of Truth Social, the home of the largest cryptocurrency venture that is out there. I've been talking a lot about that on the radio show. And now, another huge announcement about a merger. Tell us what it is.

Devin Nunes: Well, this is really the mother of all announcements, and we have said that for now a year and a half since we've been public – we were raising capital in order to acquire a crown jewel. Truth Social solved a very important problem for the American people, and that was free speech. We were able to not only open up Truth Social and our streaming component, not just in the United States, but globally, and keep that up without working with big tech. That was an accomplishment. President Trump, I always say, didn't need a, didn't need a new company. Uh, but everyone needed their voices back. So, we got that win, and now we've been looking for, what's the other issue, at the highest level, where we can make a difference? I mean, this is a purpose driven company from media. We want to do big things. And as you know, and I think your audience knows, where energy prices continue to soar. For 20 years, we've invested in windmills and solar panels, a massive failure, while China was building nuclear power plants and coal plants. Though we're merging and acquiring a company called TAE. It's the world's premier nuclear fusion company. Now, 75 years ago, nuclear fusion was something that we knew about, and a lot of people, the government didn't do, people got scared of it, walked away from it, but the difference between fission, what we use today, and fusion, which can work, is that fusion has a lot less radioactive material. And in this case, what TAE is doing with the hopes of burning boron, it actually has no radioactive waste. They built five generations of this reactor. We are stepping in now, bringing them in the fold, and we're going to look for a site to build the first 50-megawatt reactor with plans in the future to move up to 350 and 500. If this works,  which I believe, this will be the largest, the biggest deal, most important deal that's happened in the last 100 years since the First Manhattan Project.

Chris Salcedo: I... I think you're right. And if I remember my science correctly, nuclear fission, that's the technology that our current nuclear reactors use, and there's a radioactive byproduct on the spent fuel there. With nuclear fusion, you get the same, or perhaps even greater power production, without all that nasty radioactive waste. I remember back during the Clinton era, before Democrats cut the funding, we were said to be 10 years away from a viable nuclear fusion reactor. And I believe what you guys are doing, and what the new acquisition and the new merger is going to be doing, is going to be a game changer, because we're going to need power to run the AI future of the United States and make sure we win the AI future. That's why I think this is so crucial. You?

Devin Nunes: That's it, that's exactly right. And, you know, you want to talk about, in your preamble, the left, they've been proposing things like, well, we're not going to build any more data centers in the United States. That's their answer. Instead of saying, like, no, we're going to produce more power, like China's doing, they're saying, no, we're not going to need any more power, because we're just going to put those data centers somewhere else. I mean, that is insanity. That's the definition of insanity. What we're saying is a company, we're taking this privately held company that's had a billion, three billion, five investment over the last 25 years with families like Chuck Schwab, great investors like Stanley Druckenmiller, Google, Chevron, many, many others that have invested into this company, we're saying, no, no, we have a better answer here at Trump Media. We think big, we're going to do big things, and we believe in the scientists that are at TAE, we believe all the work that they've done over the last 25 years hasn't went in vain. And we're going to help them build that plant. Now, the next question, Chris, is, where we're going choose for our first site, and those are the fun things that we get to start to work on after we get this.

Chris Salcedo: ... Texas! Sorry. Texas! Texas. Sorry.

Devin Nunes: It’s a possibility.

Chris Salcedo: That's my vote. That’s my vote. And you know what? I think, to put an exclamation point on this Congressman, you and Trump Media Group and Technology Group, succeeding where government is failing, and that's the American way. Our energy, our impetus, should be driven from the private sector, and government should be minimized, because, really, all it does is get in the way. Devin Nunes, Merry Christmas to you, my friend. Great announcement. I think, as you said, it's going to be a game changer. Talk to you in the new year.

https://truthsocial.com/@truthsocial/posts/115742457368659247

https://truthsocial.com/@truthsocial/posts/115742130920936599

https://truthsocial.com/@DevinNunes/115743559312413965

On December 18, 2025, Devin Nunes, CEO of TMTG, completed an interview with John Solomon and Amanda Head of Just the News. The transcript is copied below:

John Solomon: Earlier today, you saw this breaking news headline. It was one of the most popular stories of the day on Just the News. President Trump’s the media technology group merging with, get a load of this, a nuclear fusion company. So this is a company that started as social media, then it moved into crypto. It moved into the predictions market, and now moving into the future of energy, it is actually merging with a company in that space, and we have an exclusive interview to give you all the details. He’s the chairman and CEO of Trump Media and Technology Group. He’s also the chairman of the President’s Intelligence Advising Board, and I proudly say he's the man who unraveled the Russia collusion delusion, former Congressman, and good friend, Devin Nunes. Congressman, good to have you back on the show.

Devin Nunes: Great to be with both of you. Thank you.

John Solomon: Alright, you have turned Trump Media and Technology Group into a juggernaut. It started as a social media company that gave us truth and we needed some truth and some free speech. Then we got into crypto and the prediction markets, and now, into the future of the energy industry, what brought this on?

Devin Nunes: Well, thank you, John. It’s great to be with you as always. Trump Media, I would say, was not started because President Trump needed a company. It was started out of a necessity. And what was born is that a technology company, yes, for social media, but we built our own technology. And this builds on that, as you know, and Amanda’s well aware, the energy crisis in this country has reached a real crisis, especially in some of the blue states where they’ve invested extra money in solar and wind power. The prices continue to go up. Meanwhile, China has been building traditional nuclear power plants. They’ve been building coal plants, and now you see that China is working on producing their own shifts and really looking to dominate the space in AI. They already dominate in manufacturing and they want to dominate in AI. And the only way we can bring that back to this country is we have to reduce the price of electricity. Now, I spent a lot of time in Congress working on nuclear power. Unfortunately, legislation that I proposed, you know, 20 years ago, didn’t pass because the Congress decided that they should invest in windmills and solar panels that hasn't worked. The good thing is, is that 75 years ago, there were 2 ways to go with nuclear: nuclear fission was the one that was easiest. That's what Admiral Rickover and others used to power America. You had the history of the Three Mile Island and all of those problems, the nuclear fell out of favor, then right when it was about to have a Renaissance. People remember the Fukushima accident in Japan and that kind of stopped. Unfortunately, a lot of the work that was being done in nuclear power. However, there was a company called TAE, the one that we're merging with, that actually continued to invest. So families like Chuck Schwab's family, investors like Stanley Druckenmiller, Google, Chevron, many others, continue to invest in TAE. So this is private money, not government money, but for a quarter century, they've amassed the best scientists that the world has to offer, and they've produced now, they're on their, they've built 5 generations of the reactor. And now we're stepping in, bringing folding them into our company so that we can help them build their 1st reactor. So this is a fusion reactor. It's clean. It's one that can, the 1st one will be up to 50 megawatts. The future ones will be somewhere between 350 to 500. Now, what does that mean? Well, that means these are big enough to replace pretty much or add to the existing power generation that we have in this country. It's a good size. Now, look, this is breakthrough technology. When this is done, and I don't say this lightly, this will be the most important discovery and invention since the 1st Manhattan project. So we did a lot of searching, John, uh, uh, you know, all over the United States. We looked at a lot of the emerging nuclear power companies. And there's nothing, nothing that stands that holds a candle to this company. So look, we want to be right in the middle of the most important issue at the highest level. What does America really need? When we started Truth Social, we needed free speech. We save that. Now, somebody's got to step up and do something to produce real energy in this country. And we're going to do it, using our great shareholders and merging and bringing in all these new investors. It's just going to be a tremendous, tremendous opportunity. Uh, you know, we don't, this has never been done before. But I think it can be done. I believe I believe in the science. I believe in this company has 1600 patents. You know, 400 people that work there. It's quite something to see. Um, something that I think we all, all Americans should be rooting for this company to succeed. Uh, and we had Trump Media want to help make that happen.

Amanda Head: Exciting. So cool, so cool. Devin, with both nuclear fission and fusion, one of the most protractive parts of the process is figuring out how to practically convert that energy to something that's usable and commercially available for the American people. Now that that has been determined, now that that's been figured out, is this a technology that could ultimately replace fossil fuels and other forms of electrifying America?

Devin Nunes: Well, definitely, it will, over time, because, you know, once you start to build these, you drive down costs. You know, remember, when nuclear fission 1st was developed and 1st implemented, it was one of the cheapest power sources. It was the rules and regulations, all the things that China's not doing that essentially made nuclear fission plants, the big nuclear power plants that we still have left in this country, it just made them not feasible anymore. We built a couple plants in Georgia. The cost overruns were huge and now no one wants to invest in them. The beauty of this technology, though, is this is not feud, this is not fission, it's fusion. And so the waste, especially if they're successful, TAE successful and using Boron, this will be real clean energy that, you know, costs should be driven down. And the other good thing about this technology that we really liked is the infrastructure that they've built over these 5 generations of plants. It's all infrastructure that you can get here in the United States. You don't have to rely on this term that now everyone knows, the rare earth elements or rare earth minerals that China now is using. They went around the globe and gobbled all that up. They gobbled those up because for not only computer chips, but also, in most cases, a lot of the nuclear power relies on these special magnets and special minerals and elements. This company what TAE’s built does not rely on that. Everything would be sourced here in America. So that's the difference really in the design and the design of a lot of the other companies that we evaluated and we looked at over the course of the last year. So there is a big difference, and that's why we're so high on this because this team started with the science, built this up, you know, over 25 years, and is doing something in a different way that thankfully we have people in this country that are still willing to innovate, because we are going to need a whole lot of power, whether that's whether that's, you know, no matter what you believe in the AI in this AI boom, I can tell you one thing. We are going to need a lot more power, not less. I can't tell you that's going to be double the power needs in 20 or 30 years or 10%. It's still a lot. And the American people are paying too much for power now. If you want to bring back our industrial base, we have to reduce the price of electricity. And President Trump ran on that. He talked about America, American energy independence. He talked about in all the above strategy. He told people how windmills and solar panels would not work. And there's also another funny irony in this, this whole project. I remember sitting with the president a couple years ago. Uh, and he has a, he had a big concern about uh, nuclear, uh, uh, fission, uh, with the waste, and of course, with nuclear weapons and the proliferation of those of those weapons. But he had it, he always points to his uncle, and John, I think he had been in his office, but he always had that magazine and picture of his uncle that worked on similar technology. I think he was an MIT guy. So it's funny how this has come full circle where a company that President Trump didn't need, that was started to save free speech, that we have a legion of shareholders that are amazing. We're now bringing in all these other new shareholders. you know, that really bring in institutions, bring in analyst coverage, things of that nature, but you also have this weird thing that here you have President Trump's uncle who worked on a lot of this technology for his whole life. And now you have his nephew, who creates a company that he didn't need, that, you know, we're going to be the 1st to produce the world's 1st nuclear fusion power plant. It's a power reactor. It really is an amazing story.

John Solomon: It is an amazing story. Very Trumpian, and it's in its origins and in its destiny. Before we let you go, I got a couple minutes left. This brings the value of the combined company's $6 billion. That's a remarkable business opportunity that you've already built, but also puts you in bed with some really great people. Chuck Schwab. He mentioned he and his family. Tell us who else is involved in this that could make this such a success.

Devin Nunes: Yeah, I mean, you've got Chevron. You've got a lot of family offices. Uh, you have Stanley Druckenmiller, the famous uh, New York uh, investor. You know, these are these are big names. And quite frankly, that's, you know, one of the reasons why, you know, we started looking at this, that we said, look, this is, this has got real people, real investment. And, you know, Chuck Schwab's been at the beginning of this. Michael Schwab will take he'll actually become chair of the board. Michael is Chuck's son. So this is really bringing together some of the biggest names, the Titans of industry, some of the biggest brands in the world. You take Schwab, you take Trump, you take Stanley Druckenmiller, you take the Googles, the Chevrons. These are the big names. And I think what you're going to see is that hopefully what we're asking for is for everyone to, let's believe in America again. Let's innovate again. And you can do so by helping us help this company get this off the ground. And the, you know, the good news is, is because of the capital that we put on the balance sheet over the last year, we actually have enough capital to, you know, build this 1st reactor. So we're not going to need, you know, any, we don't have any immediate need for capital. It's not to say we wouldn't raise more and try to do try to build other technologies. But we really are in a great position. And I hope that all Americans should get behind this. We all should be for lowering energy costs. What we should not be for is what some of the left in the Senate and House have said, and that is that, oh, we should just move, let China, let other places look nice, the idea to say, that's a recipe for disaster.

John Solomon: I'm gonna let you go got a commercial break coming up. This is a big moment. Congratulations. You've been the captain of the ship. Now we're getting it. Appreciate having guys.

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Trump Media & Technology Group Corp. (“TMTG”) intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the common stock of TMTG (“TMTG Shares”) to be issued in connection with the proposed transaction. The registration statement will include a document that serves as a proxy statement and prospectus of TMTG and consent solicitation statement of TAE Technologies, Inc. (“TAE”) (the “proxy statement/prospectus and consent solicitation statement”), and TMTG will file other documents regarding the proposed transaction with the SEC. This document is not a substitute for the registration statement, the proxy statement/prospectus and consent solicitation statement, or any other document that TMTG may file with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND CONSENT SOLICITATION STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TMTG AND TAE, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO, AND RELATED MATTERS.

After the registration statement has been declared effective, a definitive proxy statement will be mailed to the shareholders of TMTG (the “TMTG Shareholders”) and a prospectus and consent solicitation statement will be sent to the stockholders of TAE. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and consent solicitation statement, as each may be amended or supplemented from time to time, and other relevant documents filed by TMTG with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by TMTG, including the proxy statement/prospectus and consent solicitation statement (when available), will be available free of charge from TMTG’s website at tmtgcorp.com under the “Investors” tab.

Participants in the Solicitation

TMTG and certain of its directors and executive officers and TAE and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the TMTG Shareholders with respect to the proposed transaction under the rules of the SEC. Information regarding the names, affiliations and interests of certain of TMTG’s directors and executive officers in the solicitation by reading TMTG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the SEC on February 14, 2025, TMTG’s subsequent Quarterly Reports on Form 10-Q filed with the SEC on May 9, 2025, August 1, 2025 and November 7, 2025, respectively, TMTG’s definitive proxy statement for the 2025 annual meeting of shareholders filed with the SEC on March 18, 2025 and the proxy statement/prospectus and consent solicitation statement and other relevant materials filed with the SEC in connection with the proposed transaction when they become available. Free copies of these documents may be obtained as described in the paragraphs above. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the TMTG Shareholders in connection with the proposed transaction, including a description of their direct and indirect interests, by security holdings or otherwise, will also be set forth in the proxy statement/prospectus and consent solicitation statement and other relevant materials when filed with the SEC.

Forward-Looking Statements

This communication contains forward-looking statements. All statements, other than statements of present or historical fact included in this communication, regarding TMTG’s proposed merger with TAE, TMTG’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words, and the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements include, but are not limited to, statements regarding TMTG’s and TAE’s expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: the anticipated timing and terms of the proposed transaction; plans for deployment of capital and the uses thereof; governance of the combined company; development and construction timelines; cost competitiveness of fusion-generated electricity; timing of commercialization of TAE’s fusion technology; expectations regarding  the time period over which the combined company’s capital resources will be sufficient to fund its anticipated operations; plans for research and development programs; and future demand for power. These forward-looking statements are based largely on TMTG’s and TAE’s current expectations. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause TMTG’s or TAE’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, risks related to TMTG’s or TAE’s ability to demonstrate and execute on commercial viability of its technology; legal proceedings; ability to obtain financing on acceptable terms or at all; changes in digital asset valuations; disruption to TMTG’s or TAE’s operations; TMTG’s or TAE’s ability to develop and maintain key strategic relationships; competition in TMTG’s or TAE’s industry; ability to access required materials at acceptable costs; delays in the development and manufacturing of fusion power plants and related technology; ability to manage growth effectively; possibility of incurring losses in the future and not being able to achieve or maintain profitability; potential generation capacities of specific reactor designs; regulatory outlook; future market conditions; success of strategic partnerships; developments in the capital and credit markets; future financial, operational and cost performance; revenue generation; demand for nuclear energy; economic outlook and public perception of the nuclear energy industry; changes in laws or regulations; ability to obtain required regulatory approvals on a timely basis or at all; ability to protect intellectual property; adverse economic or competitive conditions; and other risks and uncertainties. In addition, TMTG and TAE caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the proposed transaction or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against TMTG or TAE following announcement of the proposed transaction; (iii) the inability to complete the proposed transaction due to the failure to obtain approval of the shareholders of TMTG or TAE, or other conditions to closing in the merger agreement; (iv) the risk that the proposed transaction disrupts TMTG’s or TAE’s current plans and operations as a result of the announcement of the proposed transaction; (v) TMTG’s and TAE’s ability to realize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition and the ability of TMTG and TAE to grow and manage growth profitably following the proposed transaction; and (vi) costs related to the proposed transaction. The forward-looking statements in this press release are based upon information available to TMTG and TAE as of the date of this press release and, while TMTG and TAE believe such information forms a reasonable basis for such statements, these statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements. Except as required by applicable law, TMTG and TAE do not plan to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in TMTG’s periodic filings with the SEC, including TMTG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, TMTG’s subsequent Quarterly Reports on Form 10-Q and in the Form S-4, when filed. TMTG’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.